      Insurance & Financial Services

 Norman L. Frohreich

President and Chief Executive Officer

FullCircle Registry, Inc.

161 Alpine Drive

Shelbyville, KY 40065-8878

Phone:  (502) 410-4500   Fax:  (502) 633-6163

May 7, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated February 12, 2010

File No. 333-152062

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of February 12, 2010, with regard to Form S-1 registration statement Amendment No. 5 filed by the Company on January 28, 2010.

The Company will file Amendment No. 6 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 5 pursuant to the Commission’s request:

As a note to this response letter, the page numbers that are referenced in this document are correct with the latest Edgar version.

SEC Comment 1:

Please update your financial information and related disclosures to include the year ended December 31, 2009 as required by Rule 3-12 of Regulation S-X.

Company Response Comment 1A:

The Company filed the 2009 Form 10-K on April 15, 2010, and all financial information disclosed therein is contained in this Amendment no. 6.

SEC Comment 2:

We note your response to Comment 5. Please include the information disclosed in your response under "Use of Proceeds" on page 17. In addition, please revise your disclosure to clarify the meaning of your reference to the repayment of notes held by the principal shareholders, officers and directors "on an as needed basis."

In addition, please ensure that your disclosure states that, aside from the notes held by nonaffiliated parties, the remaining notes are payable specifically to your principal shareholders, officers, and directors.

Company Response Comment 2A:

Added to Page 18 in new paragraph three in the application:

At the time of this Amendment there are only three remaining note holders who are not affiliates.  As of December 31, 2009, the principal balance of these notes is $65,000.00, with accrued interest of $15,080.55, or a total of $80,080.55. We plan to pay these notes first out of available proceeds.  The remaining notes, with the principal shareholders, officers and directors, will be paid as funds become available on an as needed basis.  At the time of this Amendment, none of the note holders has requested the repayment of his or her notes.  Management will monitor these issues and will determine these priorities on an as needed basis with the principal shareholders, officers and directors.

Company Response Comment 2 B:

The management is in continuous contact with our note holders.  All of the outstanding notes in default have been allowed to remain without any demands of payment.  If we are successful with our offering we intend to pay our non-affiliate note holders first.  If funds are available to pay off our related party notes then we will proceed on an as needed basis for our priorities.  We have no knowledge of need at this time however should a note holder contact us and “needed’ his/her note to be repaid we would make every effort to comply with that request.

SEC Comment 3:

Please update your summary compensation table to reflect your most recent fiscal year. Please see the requirements of Item 402 of Regulation S-K.

Company Response Comment 3:

The compensation of Officers and Directors is presented in the chart on page 44 of Amendment 6.

SEC Comment 4:

 We acknowledge your response to prior comment 11 and your revised disclosure. Please obtain a consent from Potter and  Company, LLP and file it as an exhibit.

Company Response Comment 4:

We have obtained a current appraisal that was conducted by an independent third party appraiser in March of 2010.  The new appraiser will not be consenting to be included in the company filings.

The consent letter from our prior appraiser, Potter & Co., LLP, is included as an exhibit to the registration statement per the Commission’s request.

SEC Comment 5:

Your revised disclosure states "We do not believe that this change in amortization will have any impact on future operations..." We note that the change in amortization expense is material to your operations. Please revise the last paragraph of Note 7 to clarify the impact to your Consolidated Statements of Operations.

Company Response Comment 5:

We do not believe that the increase in the amortization of the database will have an adverse effect on “operations” for the purpose of our business plans.  It will have an adverse effect on our balance sheet since the book value of the database will continue to be less than the actual value of the asset as evidenced by our two valuations.  We believe that our current and future investors will rely more on the recent valuations of the database than the book value on the balance sheet.

The following language was added to Note 7 page F-15:

Our recent database valuation in March 2010 exceeds our current book value of $301,142 by $846,409. The increase from $6,146 to $21,510 in our quarterly amortization schedule will have an adverse effect by increasing our expenses on a quarterly basis but we do not believe that the increase in amortizing the database will have an overall adverse effect on our company operations.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President